Press Information

December 22, 2017

Periodic update on transaction details related to Philips’ share repurchases

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today reported the transaction details related to the repurchases of its own common shares made in the period from December 13, 2017 up to and including December 21, 2017. These repurchases were made under the EUR 1.5 billion share buyback program for capital reduction purposes, which was announced on June 28, 2017. Further details can be found in the table below and via this link.*

Date	Total number of	Weighted average purchase price (EUR)
	repurchased shares
December 13, 2017	435,000	32.92

December 14, 2017	650,578	32.67

December 15, 2017	305,000	32.54

December 18, 2017	70,000	33.07

December 19, 2017	850,000	33.19

December 20, 2017	900,000	32.40

December 21, 2017	680,000	31.79

*	The reported repurchases were executed by an intermediary to allow for buybacks in the open market during both open and closed periods. Details about the forward transactions executed earlier under this program can be found via the same link.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: ksenija.gonciarenko@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 73,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.